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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 7)

                         TII Network Technologies, Inc.
                      -------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                     --------------------------------------
                         (Title of Class of Securities)

                                   872479 20 9
                                   -----------
                                 (CUSIP Number)

                             Leonard W. Suroff, Esq.
                       c/o TII Network Technologies, Inc.
                                1385 Akron Street
                            Copiague, New York 11726
                                 (631) 789-5000
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 8, 2001
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872479 20 9                 13D/A                  Page  2 of 15 Pages
--------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Alfred J. Roach
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        PF
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

       N/A
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             1,023,240
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        1,023,240
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,023,240
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        8.5%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 872479 20 9                 13D/A                  Page  3 of 15 Pages
--------------------------------------------------------------------------------

                                  INTRODUCTION

         This Amendment No. 7 to Schedule 13D is being filed by Alfred J. Roach. Mr. Roach filed an original Schedule 13D dated December 12, 1988 (the "Original 13D"). The Original 13D was amended by Amendment No. 1 dated August 20, 1992 ("Amendment No. 1"), Amendment No. 2 dated February 20, 1995 ("Amendment No. 2"), Amendment No. 3 dated September 27, 1995 ("Amendment No. 3"), Amendment No. 4 dated December 18, 1995 ("Amendment No. 4"), Amendment No. 5 dated December 8, 1998 ("Amendment No. 5") and Amendment No. 6 dated June 22, 1999 ("Amendment No. 6"). The Original 13D, as heretofore amended, is referred to as the "Existing 13D." Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Existing 13D. Items 6 and 7 of the Original Schedule 13D, as amended, are amended to read in their entirety as follows:

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Common Stock, $.01 par value per share ("Common Stock"), of TII Network Technologies, Inc. (the "Company"). The principal executive offices of the Company are located at 1385 Akron Street, Copiague, New York 11726.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  This Statement is being filed by Alfred J. Roach.

         (b) The business address of Mr. Roach is c/o TII Network Technologies, Inc., 1385 Akron Street, Copiague, New York 11726.

         (c) The principal occupation or employment of Mr. Roach is Chairman of the Board of Directors of the Company. Mr. Roach is also a director of the Company.

              The Company designs, produces and markets lightning and surge protection products, network interface devices, station electronic and other products to United States telephone operating companies, including the Regional Bell Operating Companies, independent operating companies, competitive local exchange carriers, original equipment manufacturers and multi-system operators of communications services.

         (d) During the last five years, Mr. Roach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Roach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree

CUSIP No. 872479 20 9                 13D/A                  Page  4 of 15 Pages
--------------------------------------------------------------------------------


              or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Roach is a citizen of the United States.

ITEM 5.  INTEREST IN SECURITY OF THE ISSUER.

         (a) & (b) The following table sets forth the beneficial ownership (and information concerning voting and dispositive power) of Mr. Roach as of February 10, 2003:

                         Number of                    Percent
Name                     Shares (1)                   of Class (1)
----                     ----------                   ------------

Alfred J. Roach          1,023,240 (1)(3)             8.5% (2)(3)


--------
(1) Alfred J. Roach has sole voting and dispositive power with respect to the shares owned by him. Includes (a) 711,240 outstanding shares owned by Mr. Roach and (b) 312,000 shares subject to options to purchase Common Stock held by Mr. Roach under the Company's Stock Option Plans to the extent such options are exercisable within 60 days of February 10, 2003. Excludes 51,744 outstanding shares that are owned by Mr. Roach's wife, Dorothy Roach, and 7,168 shares to options to purchase Common Stock held by Mrs. Roach under the Company's 1998 Stock Option
         Plan to the extent such options are exercisable within 60 days of February 10, 2003. Mr. Roach disclaims beneficial ownership of all securities held by his wife.

(2) Percent of Class is based on 11,682,284 shares of Common Stock actually outstanding on February 10, 2003 plus 312,000 shares subject to the portion of options held by Mr. Roach that are exercisable within 60 days of February 10, 2003.

(3) If Mr. Roach is also deemed the beneficial owner of the shares beneficially owned by his wife, he would be deemed to beneficially own an aggregate of 1,082,152 shares of Common Stock, or 9.0% of the Company's outstanding shares (including, in both cases, options exercisable within 60 days of February 10, 2003).

CUSIP No. 872479 20 9                 13D/A                  Page  5 of 15 Pages
--------------------------------------------------------------------------------



         (c)(i) On December 1, 1998, Mr. Roach acquired an aggregate of 113,960 of Common Stock as follows:

                                          Per Share
         Transaction          Shares      Price            Total
         -----------          ------      ---------        -----

Option exercise               61,760      $5.00          $308,800
Option exercise               33,000       6.575          216,975
Open market purchase          19,200       6.275          120,480
                             -------      -----          --------
                             113,960                     $646,255

            (ii) On November 14, 1989, Mr. Roach was granted an option to purchase up to 70,360 shares of Common Stock under the Company's 1986 Stock Option Plan, which option became exercisable in four equal annual installments commencing November 14, 1989 at an exercise price of $2.50 per share. This option expired unexercised on November 13, 1999.

            (iii) On July 18, 1991, Mr. Roach acquired 15,130 shares of the Series A Preferred Stock in exchange for all of the issued and outstanding shares of capital stock of Crown, which was owned by Mr. Roach. Crown was established by Mr. Roach in 1985 to acquire certain assets of a vendor of certain components to the Company and thereupon became a vendor of components to the Company. See paragraph (c)(x) below. Each share of Series A Preferred Stock was valued at $100 and became convertible commencing July 18, 1994 into Common Stock, based on such value, at an exercise price of $6.25 per share subject to potential anti-dilution adjustments.

            (iv) On July 18, 1991, the Company issued 5,000 shares of the Series A Preferred Stock to PRC as part of the purchase price for Crown in settlement of $500,000 of indebtedness owed by Crown to PRC and 2,850 shares of Series A Preferred Stock for the purchase from PRC of certain equipment. These shares were subsequently transferred by PRC to Mr. Roach.

            (v) On each of July 18, 1991, January 18, 1992 and July 18, 1992, the Company issued 1,000 shares of Series A Preferred Stock in consideration of $100,000 semi-annual rentals under the Equipment Lease. These shares were subsequently transferred by PRC to Mr. Roach.

            (vi) On each of December 3, 1991 and January 17, 1992, Mr. Roach purchased 15,000 shares of Common Stock by exercising an option previously granted to him under the Company's 1986 Stock Option Plan at an exercise price of $2.50 per share.

CUSIP No. 872479 20 9                 13D/A                  Page  6 of 15 Pages
--------------------------------------------------------------------------------


            (vii) On each of December 3, 1991 and January 17, 1992, Dorothy Roach purchased 1,720 shares of Common Stock by exercising an option previously granted to her under the Company's 1986 Stock Option Plan at an exercise price of $2.50 per share. Mr. Roach disclaims beneficial ownership of his wife's shares.

            (viii) On August 10, 1992, effective as of August 7, 1992, Mr. Roach, in the Private Placement, exchanged 5,000 shares of the Series B Preferred Stock acquired by him from the Company on February 3, 1992 for $500,000 for 200,000 shares of Common Stock and Warrants entitling him to purchase 200,000 shares of Common Stock until August 6, 1995 at an exercise price of $5.00 per share. See paragraph (c)(xvi) below for information concerning the exercise of the Warrants.

            (ix) On September 14, 1994, Mr. Roach was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1986 Stock Option Plan at an exercise price of $4.625 per share, which option became exercisable, on a cumulative basis, in five equal annual installments commencing September 14, 1995 and expiring on September 13, 2004. See paragraph (c)(xviv) below for information concerning the restructuring of this option.

            (x) On February 26, 1992, the Company and Mr. Roach reduced (pursuant to the terms of the agreement under which they were issued) by 2,740 shares (to 12,390 shares) the 15,130 shares of Series A Preferred Stock issued to Mr. Roach in consideration for all of the issued and outstanding capital stock of Crown.

            (xi) On February 26, 1992, the Company issued to Mr. Roach 3,386 shares of Series A Preferred Stock in payment of dividends payable in Series A Preferred Stock on outstanding shares of Series A Preferred Stock.

            (xii) On February 15, 1993, the Company issued 1,000 shares of Series A Preferred Stock to PRC (which subsequently transferred such shares to Mr. Roach) in consideration of a $100,000 semi-annual rental payment due January 18, 1993.

            (xiii) On May 15, 1995, Mr. Roach was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1986 Stock Option Plan at an exercise price of $5.125 per share, which option became exercisable, on a cumulative basis, in five equal annual installments commencing May 15, 1996 and expiring on May 14, 2005. See paragraph (c)(xviv) below for information concerning the restructuring of this option.

CUSIP No. 872479 20 9                 13D/A                  Page  7 of 15 Pages
--------------------------------------------------------------------------------

            (xiv) On August 9, 1995, Mr. Roach received as a gift 2,400 shares of the Company's Class B Stock, $.01 par value per share ("Class B Stock").

            (xv) On the same date, Mr. Roach made a gift of 2,400 shares of Common Stock.

            (xvi) On August 4, 1995, the Company redeemed 10,000 of the 27,626 shares of Series A Preferred Stock owned by Mr. Roach at their aggregate liquidation and redemption price of $1,000,000 and Mr. Roach exercised his Warrants (which entitled Mr. Roach to purchase 200,000 shares of Common Stock until August 6, 1995 at an exercise price of $5.00 per share of Common Stock), paid the exercise price of $1,000,000 and received 200,000 shares of Common Stock upon such exercise.

            (xvii) On September 21, 1995, the Company redeemed the remaining 17,626 shares of Series A Preferred Stock from Mr. Roach at their aggregate liquidation and redemption price of $1,762,600.

            (xviii) On September 27, 1995, Alfred J. Roach and Dorothy Roach converted, in accordance with the provisions of the Company's Restated Certificate of Incorporation, as amended, the 245,300 and 48,304 shares of the Company's Class B Stock, respectively, owned by them, for an equal number of shares of the Company's Common Stock, resulting in a reduction in outstanding Class B Stock to a level that all remaining Class B Stock (having, generally, 10 votes per shares) were automatically converted into Common Stock (having 1 vote per share).

            (xiv) On December 18, 1995, Mr. Roach sold, in open market transactions, 100,000 shares of Common Stock at $7.375 per share.

            (xv) On May 6, 1996, June 17, 1996, September 26, 1996, August 29, 1997, October 7, 1997, December 10, 1997, December 30,
                     1997 and May 12, 1998, Mr. Roach made gifts of 10,000, 7,000, 1,000, 500, 2,000, 10,000, 5,000 and 15,000 shares of Common Stock, respectively.

            (xvi) On July 25, 1996, Mr. Roach was granted an option to purchase up to 50,000 shares of Common Stock under the Company's 1995 Stock Option Plan at an exercise price of $4.50 per share, which option became exercisable, on a cumulative basis, in five equal annual installments commencing July 25, 1997

CUSIP No. 872479 20 9                 13D/A                  Page  8 of 15 Pages
--------------------------------------------------------------------------------

                     and expiring on July 24, 2006. See paragraph (c)(xviii) below for information concerning the restructuring of this option.

            (xvii) On December 30, 1997, Mr. Roach was granted an option to purchase up to 60,000 shares of Common Stock under the Company's 1995 Stock Option Plan at an exercise price of $4.375 per share, which option became exercisable, on a cumulative basis, in five equal annual installments commencing December 30, 1998 and expiring on December 29, 2007. See paragraph (c)(xviii) below for information concerning the restructuring of this option.

            (xviii) On October 8, 1998, the Board of Directors of the Company offered Mr. Roach the right (which Mr. Roach accepted on that date) to modify his existing options to purchase an aggregate of 110,000 shares of Common Stock under the
                     Company's 1995 Stock Option Plan (the "1995 Plan") by reducing the exercise price of such options to $1.563 per share, providing a new ten year term which expires on October 7, 2008, with such modified options becoming exercisable in five equal annual installments commencing October 8, 1999. This modification may be considered a cancellation of the old options and a grant of a new option under the 1995 Plan. The 1995 Plan contains a limit on the number of shares of Common Stock for which options may be granted to any person in a calendar year to 100,000. With the foregoing limit in mind, the Board of Directors of the Company intended to modify options as to 100,000 of such 110,000 shares in 1999, but the options with respect to all 110,000 shares were inadvertently modified on October 8, 1998. On March 19, 1999, certain stockholders of the Company commenced a purported class action lawsuit against the Company and its directors in the Court of Chancery of the State of Delaware in and for New Castle County. The lawsuit alleged, among other things, that all options modified by the Company on October 8, 1998 were invalid. On April 7, 1999, counsel for the plaintiffs and counsel for the defendants entered into a Memorandum of Understanding (the "Memorandum of Understanding") pursuant to which an agreement in principle was reached to settle the lawsuit. The Memorandum of Understanding was embodied in a formal Stipulation of Settlement entered into on May 25, 1999 (the "Stipulation of Settlement"). The settlement was subsequently approved by the Court and the action dismissed with prejudice, on the merits and without costs (except for a maximum of $300,000 for plaintiffs' attorneys' fees and expenses). Pursuant to the Memorandum of Understanding and the Stipulation of Settlement, among other things, the October 8, 1998 modification was corrected and restated to cover 100,000 shares of Common Stock which remain exercisable at a price of $1.563 per share until October 7, 2008 and continue to become exercisable in five equal

CUSIP No. 872479 20 9                 13D/A                  Page  9 of 15 Pages
--------------------------------------------------------------------------------

                     annual installments commencing October 8, 1999. Options to purchase 10,000 shares originally modified on October 8, 1998 were modified on April 7, 1999 so that they are exercisable at an exercise price of $1.594 per share until April 6, 2009 and become exercisable in five equal annual installments commencing April 7, 2000. All such options, to purchase 110,000 shares, were specifically stated not to be incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

            (xviv) On December 8, 1998, the Board of Directors of the Company offered Mr. Roach the right to cancel his existing options granted on November 14, 1989 (to purchase 40,360 shares of Common Stock), September 14, 1994 (to purchase 100,000 shares of Common Stock) and May 15, 1995 (to purchase 100,000 shares of Common Stock) under the Company's 1986 Stock Option Plan and receive a new option to purchase an aggregate of 240,360 shares of Common Stock under the Company's 1998 Stock Option Plan. On December 8, 1998, Mr. Roach accepted the offer as to his options granted on September 14, 1994 and May 15, 1995, but not as to his
                     options granted on November 14, 1989. The new option to purchase 200,000 shares of Common Stock has an exercise price of $2.313 per share, a term of ten years which extends until December 7, 2008, and is exercisable, on a cumulative basis, in five equal annual installments commencing December 8, 1999. The new option is governed by the Company's new 1998 Stock Option Plan instead of the 1986 Stock Option Plan which governed the then existing options.

            (xii) On May 30, 2000, Mr. Roach was granted an option to purchase up to 60,000 shares of Common Stock under the Company's 1998 Stock Option Plan at an exercise price of $1.656 per share, which option is exercisable, on a cumulative basis, in five equal annual installments commencing May 30, 2001 and expiring on May 29, 2010.

            (xiii) On January 25, 2001, Mr. Roach was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1998 Stock Option Plan at an exercise price of $1.063 per share, which option is exercisable, on a cumulative basis, in five equal annual installments commencing January 25, 2002 and expiring on January 24, 2011.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Roach.

CUSIP No. 872479 20 9                 13D/A                  Page 10 of 15 Pages
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         (a) Mr. Roach holds options, granted under the Company's 1986 Stock Option Plan, to purchase 40,360 shares of Common Stock at an exercise price of $2.50 per share, which options are presently exercisable in full and expire on November 13, 1999. Mr. Roach also holds options, granted under the Company's 1995 Stock Option Plan, to purchase (i) 100,000 shares of Common Stock at an exercise price of $1.563 per share, which options are exercisable, on a cumulative basis, in five equal annual installments commencing October 8, 1999 and expiring on October 7, 2008, and
              (ii) 10,000 shares of Common Stock at an exercise price of $1.594 per share, which options are exercisable, on a cumulative basis, in five equal annual installments commencing April 7, 2000 and expiring on April 6, 2009. Mr. Roach further holds options granted under the Company's 1998 Stock Option Plan to purchase (i) 200,000 shares of Common Stock at an exercise price of $2.313 per share, which options are exercisable, on a cumulative basis, in five equal annual installments commencing December 8, 1999 and expiring on December 7, 2008; (ii) 60,000 shares of Common Stock at an exercise price of $1.656 per share, which options are exercisable, on a cumulative basis, in five equal annual installments commencing May 30, 2001 and expiring on May 29, 2010 and (iii) 100,000 shares of Common Stock at an exercise price of $1.063 per share, which options are exercisable, on a cumulative basis, in five equal annual installments commencing January 25, 2002 and expiring on January 24, 2011.

         (b) On December 31, 1998, the Company entered into a Stock Purchase Agreement ("Agreement") to acquire from Alfred J. Roach all of the outstanding shares of capital stock of PRC for $2,205,400 of the Company's Common Stock. The only activity of PRC is leasing equipment to the Company. The Memorandum of Understanding and the Stipulation of Settlement provide, among other things, that, subject to court approval of the settlement, the Company and Mr. Roach will rescind and withdraw the Agreement, and the issuance of shares of Common Stock pursuant to the Agreement will not occur.

         The foregoing summaries of agreements are qualified in their entirety by reference to the exhibits to this Schedule 13D.

CUSIP No. 872479 20 9                 13D/A                  Page 11 of 15 Pages
--------------------------------------------------------------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following are exhibits to this Statement:

         1(a). Stock Option Agreement, dated November 14, 1989, between the Company and Alfred J. Roach. (Filed as Exhibit 2 to Amendment No. 1).

         1(b). Stock Option Agreement, dated November 14, 1989, between the Company and Dorothy Roach. (Filed as Exhibit 3 to Amendment No.
                1).

         1(c). Letter Agreement, dated December 8, 1998, between the Company and Dorothy Roach. (Filed as Exhibit 1(c) to Amendment No. 5).

         1(d). Stock Option Agreement, dated December 8, 1998, between the Company and Dorothy Roach. (Filed as Exhibit 1(d) to Amendment No. 5).

         1(e). Stock Option Agreement, dated September 14, 1994, between the Company and Alfred J. Roach. (Filed as Exhibit 1(b) to Amendment No. 2).

         1(f). Stock Option Agreement, dated May 15, 1995, between the Company and Alfred J. Roach. (Filed as Exhibit 1(d) to Amendment No. 3).

         1(g). Stock Option Agreement, dated July 25, 1996, between the Company and Alfred J. Roach. (Filed as Exhibit 1(g) to Amendment No. 5).

         1(h). Stock Option Agreement, dated December 30, 1997, between the Company and Alfred J. Roach. (Filed as Exhibit 1(h) to Amendment No. 5).

         1(i). Corrected and Restated Letter Agreement, dated October 8, 1998, between the Company and Alfred J. Roach.*

         1(j). Letter Agreement, dated December 8, 1998, between the Company and Alfred J. Roach. (Filed as Exhibit No. 1(j) to Amendment No.
                5).

         1(k). Stock Option Agreement, dated December 8, 1998, between the Company and Alfred J. Roach. (Filed as Exhibit No. 1(k) to Amendment No. 5).

         1(l). Letter Agreement, dated April 7, 1999, between the Company and Alfred J. Roach. (Filed as Exhibit No. 1(l) to Amendment No. 5).

         1(m).* Stock Option Agreement, dated May 30, 2000, between the Company and Alfred J. Roach.

CUSIP No. 872479 20 9                 13D/A                  Page 12 of 15 Pages
--------------------------------------------------------------------------------

         1(n).* Stock Option  Agreement,  dated  January 25,  2001,  between the
                Company and Alfred J. Roach.

         2. Certificate of Designations filed by the Company with the Secretary of State of Delaware on July 9, 1991 with respect to the Company's Series A Preferred Stock. (Filed as Exhibit 5 to Amendment No. 1).

         3(a). Equipment Lease, dated July 18, 1991. (Filed as Exhibit 6 to Amendment No. 1).

         3(b). Amendment, dated July 18, 1992 to the Equipment Lease (Incorporated by reference to Exhibit 10(b)(67) to the Company's Annual Report on Form 10-K for the fiscal year ended June 25,
                1993).

         3(c). Second Amendment, dated February 25, 1993 to the Equipment Lease (Incorporated by reference to Exhibit 10(b)(68) to the Company's Annual Report on Form 10-K for the fiscal year ended June 25,
                1993).

         3(d). Restated Third Amendment, dated December 14, 1993 to the Equipment Lease. (Filed as Exhibit 4(d) to Amendment No. 2).

         4. Stock Purchase Agreement dated as of December 31, 1998 between the Company and Alfred J. Roach. (Filed as Exhibit 2 to the Company's Form 10-Q for the quarter ended December 25, 1998).

         5(a) Memorandum of Understanding between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company's Form 8-K dated (Date of earliest event reported): March 19,
                1999).

         5(b) Stipulation of Settlement between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company's Form 8-K dated (Date of earliest event reported): May 25, 1999).

----------
* Filed herewith

CUSIP No. 872479 20 9                 13D/A                  Page 13 of 15 Pages
--------------------------------------------------------------------------------


                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:     February 11, 2003

                                                /s/ Alfred J. Roach
                                               ---------------------------------
                                                      Alfred J. Roach

CUSIP No. 872479 20 9                 13D/A                  Page 14 of 15 Pages
--------------------------------------------------------------------------------


         1(a). Stock Option Agreement, dated November 14, 1989, between the Company and Alfred J. Roach. (Filed as Exhibit 2 to Amendment No. 1).

         1(b). Stock Option Agreement, dated November 14, 1989, between the Company and Dorothy Roach. (Filed as Exhibit 3 to Amendment No.
                1).

         1(c). Letter Agreement, dated December 8, 1998, between the Company and Dorothy Roach. (Filed as Exhibit 1(c) to Amendment No. 5).

         1(d). Stock Option Agreement, dated December 8, 1998, between the Company and Dorothy Roach. (Filed as Exhibit 1(d) to Amendment No. 5).

         1(e). Stock Option Agreement, dated September 14, 1994, between the Company and Alfred J. Roach. (Filed as Exhibit 1(b) to Amendment No. 2).

         1(f). Stock Option Agreement, dated May 15, 1995, between the Company and Alfred J. Roach. (Filed as Exhibit 1(d) to Amendment No. 3).

         1(g). Stock Option Agreement, dated July 25, 1996, between the Company and Alfred J. Roach. (Filed as Exhibit 1(g) to Amendment No. 5).

         1(h). Stock Option Agreement, dated December 30, 1997, between the Company and Alfred J. Roach. (Filed as Exhibit 1(h) to Amendment No. 5).

         1(i). Corrected and Restated Letter Agreement, dated October 8, 1998, between the Company and Alfred J. Roach.*

         1(j). Letter Agreement, dated December 8, 1998, between the Company and Alfred J. Roach. (Filed as Exhibit No. 1(j) to Amendment No.
                5).

         1(k). Stock Option Agreement, dated December 8, 1998, between the Company and Alfred J. Roach. (Filed as Exhibit No. 1(k) to Amendment No. 5).

         1(l). Letter Agreement, dated April 7, 1999, between the Company and Alfred J. Roach. (Filed as Exhibit No. 1(l) to Amendment No. 5).

         1(m).* Stock Option Agreement, dated May 30, 2000, between the Company and Alfred J. Roach.

         1(n).* Stock Option  Agreement,  dated  January 25,  2001,  between the
                Company and Alfred J. Roach.

CUSIP No. 872479 20 9                 13D/A                  Page 15 of 15 Pages
--------------------------------------------------------------------------------


         2. Certificate of Designations filed by the Company with the Secretary of State of Delaware on July 9, 1991 with respect to the Company's Series A Preferred Stock. (Filed as Exhibit 5 to Amendment No. 1).

         3(a). Equipment Lease, dated July 18, 1991. (Filed as Exhibit 6 to Amendment No. 1).

         3(b). Amendment, dated July 18, 1992 to the Equipment Lease (Incorporated by reference to Exhibit 10(b)(67) to the Company's Annual Report on Form 10-K for the fiscal year ended June 25,
                1993).

         3(c). Second Amendment, dated February 25, 1993 to the Equipment Lease (Incorporated by reference to Exhibit 10(b)(68) to the Company's Annual Report on Form 10-K for the fiscal year ended June 25,
                1993).

         3(d). Restated Third Amendment, dated December 14, 1993 to the Equipment Lease. (Filed as Exhibit 4(d) to Amendment No. 2).

         4. Stock Purchase Agreement dated as of December 31, 1998 between the Company and Alfred J. Roach. (Filed as Exhibit 2 to the Company's Form 10-Q for the quarter ended December 25, 1998).

         5(a) Memorandum of Understanding between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company's Form 8-K dated (Date of earliest event reported): March 19,
                1999).

         5(b) Stipulation of Settlement between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company's Form 8-K dated (Date of earliest event reported): May 25, 1999).


----------
* Filed herewith